UNICREDIT CAPITAL MARKETS LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

Financial Statement

December 31, 2022

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-230081

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Unicredit Capital Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 East 42nd Street

(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dominick Valente	**212 672-5884**	dominick.valente@unicredit.eu
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP

(Name – if individual, state last, first, and middle name)

135 West 50th Street	**New York**	**NY**	**10020**
(Address)	(City)	(State)	(Zip Code)

10/08/2003	**339**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominick Valente _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Unicredit Capital Markets LLC _____, as of 12/31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Iana Kozlenko
Notary Public State of New York
No. 01KO6151005
Qualified in Kings County
Expires ___, 20___

Notary Public

Signature: _____

Title: President

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UniCredit Capital Markets LLC

(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

December 31, 2022

Table of Contents



Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member of UniCredit Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UniCredit Capital Markets LLC, (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2013.

Mazars USA LLP

New York, NY
February 6, 2023

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

Statement of Financial Condition

December 31, 2022

Assets

Securities owned, at fair value	$	181,300,518
Due from clearing broker		5,861,076
Underwriting fees receivable		2,912,975
Due from affiliated company		1,007,508
Prepaid expenses and other assets		11,071
Total assets	$	191,093,148

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	1,252,320
Total liabilities		1,252,320
Member's equity:		
Total member's equity		189,840,828
Total liabilities and member's equity	$	191,093,148

See accompanying notes to financial statement

2

(1) Organization

UniCredit Capital Markets LLC (the "Company") is a wholly-owned subsidiary of UniCredit U.S. Finance LLC (UCIUSF). The Company, formerly UniCredit Capital Markets Inc., was incorporated in New York in 1978. UCIUSF is a wholly-owned subsidiary of UniCredit Bank AG, Munich (UCB Bank or the Parent).

The Company is based in the United States of America and conducts business from its offices in New York City. The Company, which is engaged in brokerage-related activities, generates a significant portion of its revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include foreign securities order flow. In addition, the Company provides corporate and financial services to both its clients and customers of the Parent and its affiliates in the U.S. market.

The Company is a registered broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (ii) of Rule 15c3-3. The Company clears its transactions through another broker dealer, on a fully-disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements have been prepared under accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition

The Company records revenue in accordance with Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers.*

Commissions are recorded on a trade date basis. The Firm's underwriting and selling fees are recorded upon deal closure (trade-date), net of related costs. The Company believes that the performance obligation is satisfied on the trade date. Interest is recognized on an accrual basis based on the instruments contracted terms. Income from affiliates is recognized and performance obligation is satisfied in the period when the expenses are incurred per the agreed upon Service Level Agreement.

3

(d) *Cash and Cash Equivalents*

The Company considers balances at banks and highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

(e) *Securities Transactions*

Securities owned, at fair value is primarily comprised of US Treasury Notes. Securities transactions are recorded on a trade-date basis. Subsequent market fluctuations may require the Company to purchase securities at prices which may differ from the fair value reflected in the Company's statement of financial condition. Securities owned or securities sold, not yet purchased are stated at quoted market price, with unrealized gains or losses reflected in principal transactions. Securities not readily marketable, primarily investments in private investment companies, are recorded under the equity method, which the Company believes approximates fair value.

(f) *Income Taxes*

The Company is a Limited Liability Company which is 100% owned by UCB Bank and disregarded for U.S. tax purposes. As a result, the Company's income and deductions are reported in UCB Bank's federal, state and local tax returns.

(3) Employee Benefit Plans

The Company participates in a defined contribution retirement plan established under Section 401(k) of the Internal Revenue Code sponsored by its ultimate parent, UCB Bank. The New York branch of UCB Bank administers the plan. All full-time employees who meet eligibility requirements may elect to participate in the plan. Participants may contribute up to 15% of eligible compensation on a pretax basis, not to exceed $20,500 for the 2022 calendar year. In addition, participants at or over the age of 50 may elect to make additional "catch-up" contributions to the Plan not to exceed $6,500 in 2022. The Company contributes an additional 50% of the contributions made by the participants.

In addition, the Company participates in a profit sharing plan sponsored by UCB Bank, which offers benefits to substantially all employees who meet certain age and eligibility requirements.

(4) Commitments and Contingencies

Clearing Broker Agreement

The Company introduces its customer transactions to Pershing LLC, a clearing broker, with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. Securities purchased in connection with these transactions are collateral for amounts owed. The Company has a receivable of $5,861,076 from its clearing broker including a deposit for $271,210. This receivable represents a concentration of credit risk.

(5) Net Capital Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital of $250,000. As of December 31, 2022, the Company had net capital of $185,285,523, which exceeded the regulatory requirement by $185,035,523.

(6) Related Party Transactions

Underwriting and Selling Fees

In 2022, the Company earned underwriting fees from customers referred to the Company by UCB Bank. Referral fees, relating to underwriting fees referred by UCB Bank, totaling $881,401 were outstanding and included in accounts payable and accrued expenses as of December 31, 2022.

Income from Affiliates

In 2022, the Company realized income from UCB Bank relating to services provided by the Company's fixed income sales department. The service level agreement with UCB Bank stipulates the Company earned as revenue 5% on expenses.

Commitment Fees

On February 5, 2021, the Company entered into a new revolving credit line (Subordinated Loan Agreement approved by FINRA) with UCB Bank. This new revolving credit line, replacing the pre-existing line dated January 27, 2016, amended the amount available to borrow to $75,000,000 from $100,000,000. The new revolving credit line has a maturity date of February 2, 2023 and is to be used to support the Company's underwriting business. The new revolving credit line calls for the Company to pay a commitment fee of 0.67% to UCB Bank, which is unchanged from the previous agreement. For the year ending December 31, 2022, the Company incurred commitment fees of which $43,268 is payable as of December 31, 2022. The revolving credit line was not drawn upon in 2022.

Due from Affiliated Companies

Due from affiliated companies is comprised of a receivable from UCB Bank for $1,007,508. The UCB Bank receivable is related to the fixed income sales department of $575,982 and cash held at UCB Bank of $431,526 for the purpose of paying expenses for normal operating activities of the Company.

Rent and Occupancy

The Company utilizes office space of an affiliate during 2022.

Overhead Allocation – Affiliated Company

The Company paid to affiliates for intercompany allocation of various general and administrative costs including, but not limited to, technology, human resources and other back office charges, depreciation and amortization of office furniture and equipment. Service level agreements between the Company and the Parent or affiliate exist to govern expenses that are not directly charged to the Company.

(7)   Fair Value of Financial Instruments

Generally accepted accounting standards require the disclosure of the fair value of financial instruments, as defined, for both assets and liabilities reported in the statement of financial condition. Primarily all of the Company's financial instruments are carried at, or approximate, fair value.

(8)   Fair Value Measurements

The Company applies ASC 820, *Fair Value Measurements and Disclosures,* which establishes a framework for measuring fair value by three level hierarchy and expands disclosures about fair value measurements. The Company records certain assets and liabilities at fair value.

The three-level hierarchy for fair value measurements is defined as follows:

Level 1   Pricing inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2   Pricing inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.

Level 3   Pricing inputs are unobservable for the investment and include situations when there is few, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in Level 1 of the fair value hierarchy.

The following table summarizes the valuation of the Company's investments by fair value hierarchy as described above as of December 31, 2022:

	Total	Level 1	Level 2	Level 3
U.S. Treasuries - March 9, 2023 maturity	$ 181,300,518	$ 181,300,518	$ -	$ -
Total	$ 181,300,518	$ 181,300,518	$ -	$ -

(9)   Subsequent Event

The Company has evaluated subsequent events through February 6, 2022, the date on which the financial statements were available to be issued. On February 2, 2023, the Company renewed its revolving credit line (Subordinated Loan Agreement) with UCB Bank.   The renewed credit line is for $75,000,000 with a commitment fee rate of 1.19% and a maturity of February 2, 2025.